

January 10, 2025

Mark Archer
Chief Financial Officer
LogicMark, Inc.
2801 Diode Lane
Louisville, KY 40299

      Re: LogicMark, Inc.
           Registration Statement on Form S-1
           Filed January 3, 2025
           File No. 333-284135

Dear Mark Archer:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Juan Grana at 202-551-6034 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Industrial Applications and
           Services

cc: Hermione M. Krumm, Esq.